Exhibit 99.1

FORM 51-102F3

Material Change Report

Item 1	Name and Address of Company

Hydrogenics Corporation (“Hydrogenics”)
5985 McLaughlin Road
Mississauga, Ontario L5R 1B8

Item 2	Date of Material Change

June 11, 2009

Item 3	Press Release

A press release was issued by Hydrogenics and disseminated via Marketwire on June 12, 2009.

Item 4	Summary of Material Change

On June 11, 2009, Hydrogenics entered into an agreement (the “Support Agreement”) with the trustees of Algonquin Power Income Fund (“Algonquin Power”) and 7188501 Canada Inc. (“New Hydrogenics”) to implement a non-dilutive financing transaction which will involve a Plan of Arrangement and Exchange Offer.

Pursuant to the Plan of Arrangement, Hydrogenics will transfer its business and operations, including all assets and liabilities, excluding Hydrogenics’ tax basis, to its newly created subsidiary, New Hydrogenics. New Hydrogenics will have all of the same assets, liabilities, directors, management and employees as Hydrogenics has currently, except for certain tax attributes that will remain behind, and Hydrogenics shareholders will become shareholders of New Hydrogenics. Pursuant to the Exchange Offer, unitholders of Algonquin Power will be offered to exchange their units for a new class of common shares of Hydrogenics, and debentureholders of Algonquin Power will be offered to exchange their convertible debentures for convertible debentures or new common shares of Hydrogenics, which will result in, among other things, unitholders of Algonquin Power becoming shareholders of Hydrogenics and Algonquin Power becoming a subsidiary of Hydrogenics. Upon completion of the Plan of Arrangement, old Hydrogenics will be renamed “Algonquin Power Inc.” and New Hydrogenics will continue the Hydrogenics business as “Hydrogenics Corporation”.

Hydrogenics will receive gross cash proceeds of approximately C$10.8 million, or approximately C$9.3 million net of transaction related expenses as a result of this non-dilutive financing transaction.

Item 5	Full Description of Material Change

On June 11, 2009, Hydrogenics entered into the Support Agreement with the trustees of Algonquin Power and New Hydrogenics to implement a non-dilutive financing transaction which will result in gross cash proceeds of approximately C$10.8 million, or approximately C$9.3 million net of transaction related expenses to Hydrogenics.

The transaction involves a Plan of Arrangement and an Exchange Offer pursuant to which, among other things, Hydrogenics will offer to acquire all of the issued and outstanding units and convertible debentures of Algonquin Power in exchange for new securities of Hydrogenics.

Pursuant to the Plan of Arrangement, Hydrogenics will transfer its business and operations, including all assets and liabilities, excluding Hydrogenics’ tax basis, to New Hydrogenics. New Hydrogenics will have all of the same assets, liabilities, directors, management and employees as Hydrogenics has currently, except for certain tax attributes that will remain behind, and Hydrogenics shareholders will become shareholders of New Hydrogenics. Pursuant to the Exchange Offer, unitholders of Algonquin Power will be offered to exchange their units for a new class of common shares of Hydrogenics, and debentureholders of Algonquin Power will be offered to exchange their convertible debentures for convertible debentures or new common shares of Hydrogenics, which will result in, among other things, unitholders of Algonquin Power becoming shareholders of Hydrogenics and Algonquin Power becoming a subsidiary of Hydrogenics. Upon completion of the Plan of Arrangement, old Hydrogenics will be renamed “Algonquin Power Inc.” and New Hydrogenics will continue the Hydrogenics business as “Hydrogenics Corporation”.

Benefits of the transaction to shareholders of Hydrogenics include an increase to New Hydrogenics’ cash reserves and working capital without a dilutive impact on shareholders of Hydrogenics.

The board of directors of Hydrogenics and the board of trustees of Algonquin Power have each unanimously approved the transaction. Genuity Capital Markets acted as financial advisor to the board of directors of Hydrogenics and provided a fairness opinion with respect to the transaction.

The transaction is subject to various conditions, including the receipt of regulatory approvals, which include the approval of The Toronto Stock Exchange and Nasdaq. The transaction is also subject to approval by the Ontario Superior Court of Justice and by shareholders of Hydrogenics. A shareholder meeting will be called to approve the Plan of Arrangement and a unitholder meeting of Algonquin Power will be called to approve amendments to Algonquin Power’s declaration of trust in connection with the transaction. In addition, completion of the transaction is subject to Algonquin Power unitholders tendering the requisite number of units to the Exchange Offer.

In addition, Hydrogenics has entered into an expense reimbursement agreement (the “Expense Reimbursement Agreement”) with the Manager of Algonquin Power, which provides for the payment by one party to the other of professional advisory costs and expenses incurred in connection with the proposed transaction, to a maximum amount of $1,000,000 if the transactions contemplated in the agreement fail to close under certain conditions.

Details of the terms of the transaction are set out in the Support Agreement that will be filed by Hydrogenics and Algonquin Power on SEDAR, and also on EDGAR by Hydrogenics. Additional details regarding the transaction will be provided in proxy circulars to be mailed to shareholders and unitholders, respectively, with respect to special meetings to be held by Hydrogenics shareholders and by Algonquin Power unitholders in connection with the transaction. The mailing of the proxy circulars for these special meetings is expected to occur in late June with the meetings to be held on or about July 27, 2009.

Holders of Algonquin Power’s units and debentures will also receive a take-over bid circular, pursuant to which Hydrogenics will offer to acquire their respective units and convertible debentures of Algonquin Power for securities of Hydrogenics.

Reference is made to the Support Agreement and the Expense Reimbursement Agreement for a complete description of the terms and conditions of the proposed transaction, copies of which have been filed on SEDAR and are available at www.sedar.com under Hydrogenics’ profile.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information, contact:

Lawrence Davis, Chief Financial Officer

Hydrogenics Corporation
5985 McLaughlin Road
Mississauga, Ontario L5R 1B8

	Telephone:	(905) 361-3633
	Fax:	(905) 361-3626

Item 9	Date of Report

June 15, 2009